Exhibit 12.1

GRAHAM PACKAGING HOLDINGS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except ratio data)
(Loss) income from continuing operations before income taxes(1)	$(37,687)	$(92,309)	$(183,323)	$(34,379)	$51,609	$64,422	$30,823
Plus fixed charges:
Interest expense	184,995	205,405	206,017	180,278	176,897	76,911	87,275
Capitalized interest	6,070	9,482	5,715	3,933	3,399	1,727	2,093
Portion of rent expense representative of interest expense	16,197	17,912	18,343	17,343	16,767	8,243	8,293
Plus income from equity investee	—	—	—	—	(4)	—	(40)
Plus amortization of capitalized interest	1,464	2,254	2,777	2,663	2,830	1,333	1,414
Less capitalized interest	(6,070)	(9,482)	(5,715)	(3,933)	(3,399)	(1,727)	(2,093)

Adjusted earnings	$164,969	$133,262	$43,814	$165,905	$248,099	$150,910	$127,765
Fixed charges	$207,262	$232,799	$230,075	$201,554	$197,063	$86,881	$97,661
Ratio of earnings to fixed charges	—	—	—	—	1.3	1.7	1.3
Deficiency of earnings to cover fixed charges	$42,293	$99,537	$186,261	$35,649	$—	$—	$—

(1)	Amounts disclosed for 2005 are impacted by $0.7 million of noncontrolling interests.